EXHIBIT 6.8

WUND HEALING BIOPHARMACEUTICALS, INC.

RESTRICTED STOCK UNIT PLAN

AWARD AGREEMENT

This Award Agreement (this “Agreement”) is made and entered into as of January 15, 2025 (the “Grant Date”) by and between WUND Healing Biopharmaceuticals, Inc., a Nevada corporation (the “Company”) and Jon Paul (the “Grantee”).

WHEREAS, the Company has adopted the WUND Healing Biopharmaceuticals, Inc., Restricted Stock Unit Plan (the “Plan”) pursuant to which awards of Restricted Stock Units may be granted; and

WHEREAS, the Committee has determined that it is in the best interests of the Company and its shareholders to grant the award of Restricted Stock Units provided for herein.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

1. Grant of Restricted Stock Units.

1.1 Pursuant to Section 6 of the Plan, the Company hereby issues to the Grantee on the Grant Date an Award consisting of 50,000 Restricted Stock Units. Each Restricted Stock Unit represents the right to receive one share of Common Stock, subject to the terms and conditions set forth in this Agreement and the Plan. Capitalized terms that are used but not defined herein have the meaning ascribed to them in the Plan.

1.2 The Restricted Stock Units shall be credited to a separate account maintained for the Grantee on the books and records of the Company (the “Account”). All amounts credited to the Account shall continue for all purposes to be part of the general assets of the Company.

2. Vesting.

2.1 Except as otherwise provided herein, provided that the Grantee remains in Continuous Service through the applicable vesting dates, the Restricted Stock Units will vest in accordance with the below schedule. Once vested, the Restricted Stock Units become “Vested Units.”

Vesting Date	Percentage Vested
January 15, 2027	40%
January 15, 2028	30%
January 15, 2029	30%

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2.2 If the Grantee’s Continuous Service terminates for any reason at any time before all of the Restricted Stock Units have vested, the Grantee’s unvested Restricted Stock Units shall be automatically forfeited upon such termination of Continuous Service and neither the Company nor any Affiliate shall have any further obligations to the Grantee under this Agreement. Notwithstanding the preceding sentence, if the Grantee’s Continuous Service terminates without Cause, for Good Reason, or as a result of the Grantee’s death or Disability, 100% of the unvested Restricted Stock Units shall vest as of the date of such termination.

2.3 If a Change in Control occurs and the Grantee’s Continuous Service is terminated by the Company or an Affiliate without Cause or by the Grantee for Good Reason, and the Grantee’s date of termination occurs (or in the case of the Grantee’s termination of Continuous Service for Good Reason, the event giving rise to Good Reason occurs), during the period beginning on the date of the Change in Control and ending on the date that is twelve months following the Change in Control, 100% of the unvested Restricted Stock Units shall automatically vest on the Grantee’s date of termination.

2.4 For purposes of this Section, “Disability” means, unless otherwise provided in an applicable employment or consulting agreement, that the Grantee is considered disabled for purposes of the Company’s long-term disability policy.

2.5 For purposes of this Section, “Good Reason” means, unless otherwise provided in an applicable employment or consulting agreement, the occurrence of one or more of the following events or conditions without Grantee’s express written consent: (a) a material diminution in Grantee’s title or position or in the nature or status of Grantee’s authority, duties, or responsibilities; (b) a material reduction in Grantee’s base salary in excess of 20%; (c) a change in Grantee’s principal place of employment to a location that is more than 50 miles from its current location; or (d) a material reduction in the level of benefits provided to Grantee, unless such reduction is also made to the benefits provided to other similarly situated employees.

3. Restrictions. Subject to any exceptions set forth in this Agreement or the Plan, during the Restricted Period and until such time as the Restricted Stock Units are settled in accordance with Section 5, the Restricted Stock Units or the rights relating thereto may not be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by the Grantee. Any attempt to assign, alienate, pledge, attach, sell, or otherwise transfer or encumber the Restricted Stock Units or the rights relating thereto shall be wholly ineffective, and if any such attempt is made, the Restricted Stock Units will be forfeited by the Grantee and all of the Grantee’s rights to such units shall immediately terminate without any payment or consideration by the Company. Prior to an initial public offering, no shares of Common Stock acquired on settlement of the RSUs may be transferred or disposed of in any way by the Grantee, except by will or the laws of descent and distribution, or pursuant to this Agreement.

4. Rights as Shareholder; No Dividend Equivalents.

4.1 The Grantee shall not have any rights of a shareholder with respect to the shares of Common Stock underlying the Restricted Stock Units unless and until the Restricted Stock Units vest and are settled by the issuance of such shares of Common Stock.

4.2 Upon and following the settlement of the Restricted Stock Units, the Grantee shall be the record owner of the shares of Common Stock underlying the Restricted Stock Units unless and until such shares are sold or otherwise disposed of, and as record owner shall be entitled to all rights of a shareholder of the Company (including voting rights).

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4.3 The Grantee shall not be entitled to any dividend equivalents with respect to the Restricted Stock Units.

5. Settlement of Restricted Stock Units. Within 60 days of the vesting date, and in any event no later than March 15 of the calendar year following the calendar year in which such vesting occurs, the Company shall (a) issue and deliver to the Grantee the number of shares of Common Stock equal to the number of Vested Units and (b) enter the Grantee’s name on the books of the Company as the shareholder of record with respect to the shares of Common Stock delivered to the Grantee.

6. No Right to Continued Service. Neither the Plan nor this Agreement shall confer upon the Grantee any right to be retained in any position, as an Employee, Consultant, or Director of the Company. Further, nothing in the Plan or this Agreement shall be construed to limit the discretion of the Company to terminate the Grantee’s Continuous Service at any time, with or without Cause.

7. Adjustments. If any change is made to the outstanding Common Stock or the capital structure of the Company, if required, the Restricted Stock Units shall be adjusted or terminated in any manner as contemplated by Section 8 of the Plan.

8. Tax Liability and Withholding.

8.1 The Grantee shall be required to pay to the Company, and the Company shall have the right to deduct from any compensation paid to the Grantee pursuant to the Plan, the amount of any required withholding taxes in respect of the Restricted Stock Units and to take all such other action as the Committee deems necessary to satisfy all obligations for the payment of such withholding taxes. The Committee may permit the Grantee to satisfy any federal, state, or local tax withholding obligation as described in Section 7.5 of the Plan.

8.2 Notwithstanding any action the Company takes with respect to any or all income tax, social insurance, payroll tax, or other tax-related withholding (“Tax-Related Items”), the ultimate liability for all Tax-Related Items is and remains the Grantee’s responsibility and the Company (a) makes no representation or undertakings regarding the treatment of any Tax-Related Items in connection with the grant, vesting, or settlement of the Restricted Stock Units or the subsequent sale of any shares; and (b) does not commit to structure the Restricted Stock Units to reduce or eliminate the Grantee’s liability for Tax-Related Items.

9. Public Offering and Lock-Up Agreement. The Grantee agrees that in the event the Company files a registration statement under the Securities Act with respect to an underwritten public offering of any shares of Common Stock, the Company (or a representative of the underwriters) may require that the Grantee not sell or otherwise dispose of any shares of Common Stock during such period (not to exceed 180 days) following the effective date of the registration statement. The Grantee further understands that the Company may impose stop-transfer restrictions with respect to securities subject to these restrictions until the end of such period.

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10. Compliance with Law. The issuance and transfer of shares of Common Stock shall be subject to compliance by the Company and the Grantee with all applicable requirements of federal and state securities laws and with all applicable requirements of any stock exchange on which the Company’s shares of Common Stock may be listed. No shares of Common Stock shall be issued or transferred unless and until any then applicable requirements of state and federal laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel. The Grantee understands that the Company is under no obligation to register the shares of Common Stock with the Securities and Exchange Commission, and any state securities commission or any stock exchange to effect such compliance.

11. Notices. Any notice required to be delivered to the Company under this Agreement shall be in writing and addressed to the Chief Financial Officer of the Company (or the Chief Executive Officer of the Company with respect to awards to the Chief Financial Officer) at the Company’s principal corporate offices. Any notice required to be delivered to the Grantee under this Agreement shall be in writing and addressed to the Grantee at the Grantee’s address as shown in the records of the Company. Either party may designate another address in writing (or by such other method approved by the Company) from time to time.

12. Governing Law. This Agreement will be construed and interpreted in accordance with the laws of the State of Nevada without regard to conflict of law principles.

13. Clawback/Forfeiture. By accepting the Restricted Stock Units, the Grantee acknowledges that the Restricted Stock Units are subject to clawback or forfeiture in accordance with the terms of the Plan.

14. Interpretation. Any dispute regarding the interpretation of this Agreement shall be submitted by the Grantee or the Company to the Committee for review. The resolution of such dispute by the Committee shall be final and binding on the Grantee and the Company.

15. Restricted Stock Units Subject to Plan. This Agreement is subject to the Plan. The terms and provisions of the Plan as it may be amended from time to time are hereby incorporated herein by reference. In the event of a conflict between any term or provision contained herein and a term or provision of the Plan, the applicable terms and provisions of the Plan will govern and prevail.

16. Shareholders’ Agreement. Notwithstanding anything in this Agreement to the contrary, and in accordance with the terms of the Plan, as condition to the settlement of the Restricted Stock Units in shares of Common Stock, the Grantee may be required to execute and become a party to the shareholders’ agreement among the Company and its shareholders, which shall set forth certain restrictions on the transferability of the shares of Common Stock and such other terms as the Board or Committee shall from time to time establish.

17. Successors and Assigns. The Company may assign any of its rights under this Agreement. This Agreement will be binding upon and inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth herein, this Agreement will be binding upon the Grantee and the Grantee’s beneficiaries, executors, and administrators and the person(s) to whom the Restricted Stock Units may be transferred by will or the laws of descent or distribution.

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18. Severability. The invalidity or unenforceability of any provision of the Plan or this Agreement shall not affect the validity or enforceability of any other provision of the Plan or this Agreement, and each provision of the Plan and this Agreement shall be severable and enforceable to the extent permitted by law.

19. Discretionary Nature of Plan. The Plan is discretionary and may be amended, cancelled, or terminated by the Company at any time, in its discretion. The grant of the Restricted Stock Units in this Agreement does not create any contractual right or other right to receive any Restricted Stock Units or other Awards in the future. Future Awards, if any, will be at the sole discretion of the Company. Any amendment, modification, or termination of the Plan shall not constitute a change or impairment of the terms and conditions of the Grantee’s employment with the Company.

20. Amendment. The Committee has the right to amend, alter, suspend, discontinue, or cancel the Restricted Stock Units, prospectively or retroactively; provided, that no such amendment shall adversely affect the Grantee’s material rights under this Agreement without the Grantee’s consent.

21. Section 409A. This Agreement is intended to comply with Section 409A of the Code or an exemption thereunder and shall be construed and interpreted in a manner that is consistent with the requirements for avoiding additional taxes or penalties under Section 409A of the Code. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Agreement comply with Section 409A of the Code and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Grantee on account of non-compliance with Section 409A of the Code.

22. No Impact on Other Benefits. The value of the Grantee’s Restricted Stock Units is not part of the Grantee’s normal or expected compensation for purposes of calculating any severance, retirement, welfare, insurance, or similar employee benefit.

23. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. Counterpart signature pages to this Agreement transmitted by electronic mail in portable document format (.pdf), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original signature.

24. Acceptance. The Grantee hereby acknowledges receipt of a copy of the Plan and this Agreement. The Grantee has read and understands the terms and provisions thereof and accepts the Restricted Stock Units subject to all of the terms and conditions of the Plan and this Agreement. The Grantee acknowledges that there may be adverse tax consequences upon the vesting or settlement of the Restricted Stock Units or disposition of the underlying shares and that the Grantee has been advised to consult a tax advisor prior to such vesting, settlement, or disposition.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

WUND HEALING BIOPHARMACEUTICALS, INC.

By:
Name:	John Laub
Title:	President

JON PAUL

By:
Name:	Jon Paul

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